

**NOTICE OF
ANNUAL MEETING
AND PROXY STATEMENT
NOVEMBER 11, 2009**



LaBarge, Inc.
Notice of Annual Meeting of Stockholders
NOVEMBER 11, 2009

To the Stockholders:

The Annual Meeting of Stockholders of LaBarge, Inc. (the "Company") will be held at the executive offices of the Company located at 9900 Clayton Road, St. Louis, Missouri, on November 11, 2009, at 4:00 P.M., St. Louis time. Stockholders who do not attend the Annual Meeting in person are invited to listen to a webcast of the meeting, which will be accessible on the Internet at *www.labarge.com*.

At the Annual Meeting, Common Stockholders will be asked:

1. To elect two Class B Directors for a term ending in 2012;

2. To consider and act upon the ratification of the selection of KPMG LLP as independent registered public accountants for fiscal 2010; and

3. To transact such other business as may properly come before the meeting.

Only Stockholders whose names appear of record at the Company's close of business on September 18, 2009 are entitled to receive notice of and to vote at the Annual Meeting or any adjournment thereof.

WE ENCOURAGE YOU TO VOTE VIA INTERNET OR TELEPHONE, OR YOU MAY MAIL YOUR PROXY.

If you receive more than one proxy card because you own shares registered in different names or at different addresses, please vote each proxy as soon as possible by following the instructions on the proxy card regarding voting by Internet, telephone or mail.

By Order of the Board of Directors



Donald H. Nonnenkamp
Vice President, Chief Financial Officer and Secretary

October 12, 2009

ALL STOCKHOLDERS ARE INVITED TO ATTEND THE ANNUAL MEETING. WHETHER OR NOT YOU INTEND TO BE PRESENT, PLEASE VOTE YOUR PROXY. STOCKHOLDERS CAN HELP THE COMPANY AVOID UNNECESSARY EXPENSE AND DELAY BY PROMPTLY VOTING THE ENCLOSED PROXY CARD. THE PRESENCE, IN PERSON OR BY PROPERLY SUBMITTED PROXY, OF A MAJORITY OF THE COMMON STOCK OUTSTANDING ON THE RECORD DATE IS NECESSARY TO CONSTITUTE A QUORUM AT THE ANNUAL MEETING.

LaBarge, Inc.
9900 Clayton Road
St. Louis, Missouri 63124

PROXY STATEMENT
Annual Meeting of Stockholders
to be held on November 11, 2009

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting To Be Held on November 11, 2009.

The Proxy Statement and Annual Report to Stockholders for the fiscal year ended June 28, 2009 are available at
http://www.cfpproxy.com/5197.

This Proxy Statement and the enclosed form of proxy are being furnished to the Common Stockholders of LaBarge, Inc. (the "Company") on or about October 12, 2009, in connection with the solicitation of proxies on behalf of the Board of Directors of the Company, for use at the Annual Meeting of Stockholders (the "Annual Meeting") to be held on November 11, 2009 at the time, place and for the purposes set forth in the accompanying Notice of Annual Meeting, and at any adjournment of that meeting.

Holders of shares of Common Stock, par value $.01 per share (the "Common Stock"), of the Company at its close of business on September 18, 2009 (the "Record Date") will be entitled to receive notice of and vote at the Annual Meeting. On the Record Date, 15,958,839 shares of Common Stock were outstanding. Holders of Common Stock are entitled to one vote for each share of Common Stock held of record on the Record Date on each matter that may properly come before the Annual Meeting.

Directors will be elected by a plurality of the voting power represented and entitled to vote at the Annual Meeting. The passage of any other proposal will be determined by the affirmative vote of the majority of the voting power represented and entitled to vote at the Annual Meeting. In the election of directors, abstentions and broker non-votes will not affect the outcome except in determining the presence of a quorum; they will not be counted toward the number of votes required for any nominee's election. An instruction to "abstain" from voting on any other proposal will have the same effect as a vote against the proposal. Broker non-votes will not be considered as present and entitled to vote on the proposals. Therefore, under applicable Delaware law, broker non-votes will have no effect on the number of affirmative votes required to adopt such proposal.

Stockholders of record on the Record Date are entitled to cast their votes in person or by properly submitted proxy at the Annual Meeting. Stockholders wishing to vote their shares by proxy may do so either (i) by completing, signing, dating and returning the enclosed proxy card in the enclosed envelope, or (ii) by Internet or telephone. Instructions for voting by Internet or telephone are contained on the proxy card. For additional information on how to obtain directions to be able to attend the meeting and vote in person, please write to the Company's Corporate Secretary at LaBarge, Inc., 9900 Clayton Road, St. Louis, Missouri 63124 or call (314) 997-0800. The presence, in person or by properly submitted proxy, of a majority of the Common Stock outstanding on the Record Date is necessary to constitute a quorum at the Annual Meeting. If a quorum is not present at the time the Annual Meeting is convened, the Company may adjourn the Annual Meeting.

All Common Stock represented at the Annual Meeting by properly submitted proxies received prior to or at the Annual Meeting and not properly revoked will be voted at the Annual Meeting in accordance with the instructions indicated in such proxies. If no instructions are indicated, such proxies will be voted FOR election of the Board's nominees as directors, FOR ratification of the selection of KPMG LLP, and, at the discretion of the named proxies, on any other matters that may properly come before the Annual Meeting. The Board of Directors of the Company does not know of any matters other than the matters described in the Notice of Annual Meeting attached to this Proxy Statement that will come before the Annual Meeting.

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with the Secretary of the Company, at or before the Annual Meeting, a written notice of revocation bearing a date later than the date of the proxy, (ii) submitting a new proxy with a later date, including a proxy given via the Internet or by telephone, or (iii) attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute a revocation of a proxy). Any written notice revoking a proxy should be sent to: Corporate Secretary, LaBarge, Inc., 9900 Clayton Road, St. Louis, Missouri 63124.

The proxies are solicited by the Board of Directors of the Company. In addition to the use of the Internet, telephone and mail, proxies may be solicited personally or by facsimile transmission by directors, officers or regular employees of the Company. The cost of solicitation of proxies will be borne by the Company.

A copy of the Company's Annual Report for the fiscal year ended June 28, 2009 is being mailed to each Stockholder along with this Proxy Statement.

The date of this Proxy Statement is October 12, 2009.

PROPOSAL 1: ELECTION OF DIRECTORS

The Board of Directors of the Company is divided into three classes, designated as Class A, Class B and Class C. Each Director is elected for a three-year term and the term of each Class expires in a different year. Under the Company's bylaws, the Board of Directors has the authority to fix the number of directors. The number of directors currently is fixed at six.

The Board of Directors has nominated for election two Class B Directors: Messrs. John G. Helmkamp, Jr. and Lawrence J. LeGrand. Each of the nominees is currently serving as a Director of the Company and has consented to continue to serve as a Director if elected. Unless proxy cards are marked to withhold authority to vote for any Director nominee, the proxies intend to vote all properly executed proxies FOR election of each of the Director nominees.

The following biographical information is furnished with respect to each nominee and each current Director whose term continues after the Annual Meeting.

	Term Expiration Date	Age	Director Since	Positions(s) with the Company
CLASS B NOMINEES				
John G. Helmkamp, Jr.	2012	62	1998	Director
Lawrence J. LeGrand	2012	58	1998	Director
CONTINUING CLASS A DIRECTORS				
Thomas A. Corcoran	2011	65	2005	Director
Craig E. LaBarge	2011	58	1981	Chief Executive Officer, President and Director
CONTINUING CLASS C DIRECTORS				
Robert G. Clark	2010	50	2001	Director
Jack E. Thomas, Jr.	2010	57	1997	Director

Mr. Helmkamp has been a Director since 1998 and serves as a member of the Audit Committee of the Board of Directors. He retired from the positions of Chairman of the Board and Chief Executive Officer of Illinois State Bank and Trust in 1996 where he served in those capacities for more than five years.

Mr. LeGrand became a Director in 1998 and serves as Chairman of the Audit Committee of the Board of Directors. He has been Executive Vice President of Plancorp, Inc., a financial planning and investment advisory firm, since 2001. He served as Executive Vice President of LMI Aerospace from 1998 to 2001. Prior to that time, Mr. LeGrand was a partner of KPMG LLP for more than 20 years.

Mr. Corcoran became a Director in June 2005 and serves as a member of the Audit Committee, Human Resources Committee and Nominating Committee of the Board of Directors. Mr. Corcoran is currently President of Corcoran Enterprises, LLC, a private management consulting firm, and serves as senior advisor to The Carlyle Group, a Washington, D.C.-based private equity firm. Prior to joining The Carlyle Group as senior advisor, Mr. Corcoran served as President and Chief Executive Officer for Gemini Air Cargo, Inc., and Allegheny Teledyne Inc. He previously spent 32 years at Lockheed Martin Corporation and its predecessor companies where he held various senior management positions, including President and Chief Operating Officer for the corporation's Space and Strategic Missiles and Electronics Systems sectors. Mr. Corcoran is a Director of L-3 Communications Holding LLC, GenCorp, Inc., AR Inc., Aer Lingus, PLC and Serco, PLC.

Mr. LaBarge has been a Director since 1981. He assumed the positions of Chief Executive Officer and President in 1991. Prior to that time, he was Vice President—Marketing of the Electronics Division of the Company (1975 to 1979),

President of the Electronics Division of the Company (1979 to 1986), Vice President of the Company (1981 to 1986) and President and Chief Operating Officer of the Company (1986 to 1991). Mr. LaBarge is a Director of U.S. Bank, N.A., in St. Louis.

Mr. Clark became a Director in 2001 and serves as a member of the Human Resources Committee and the Nominating Committee of the Board of Directors. Since 1984, he has served as Chairman of the Board and Chief Executive Officer of Clayco, Inc., a design/build construction, real estate and architectural firm doing business in the United States and Canada.

Mr. Thomas became a Director in 1997 and serves as Chairman of the Human Resources Committee and the Nominating Committee of the Board of Directors. Since 1982, he has been President, Chief Executive Officer and Chairman of the Board of Coin Acceptors, Inc., a world leader in the design and manufacture of coin mechanisms, bill validators, control systems and vending machines. Mr. Thomas is a Director of U.S. Bank, N.A., in St. Louis, Chairman and Chief Executive Officer of Royal Vendors, Inc., and Chairman and Chief Executive Officer of Money Controls, Ltd.

**THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE
"FOR" ELECTION OF ITS NOMINEES FOR DIRECTOR.**

MEETINGS OF THE BOARD OF DIRECTORS AND FEES

The Board of Directors of the Company held five meetings in fiscal year 2009. Each Director attended at least 75% of the meetings of the Board and its Committees on which he served in fiscal year 2009. It is the Company's policy that Directors are expected to attend the Annual Meeting of Stockholders and at the last Annual Meeting, held on November 12, 2008, all Directors except Mr. Thomas were in attendance.

Members of the Board of Directors who are not employees of the Company receive $1,500 for each Board meeting attended, $1,000 for each Audit Committee meeting attended, $750 for each Human Resources Committee and Nominating Committee meeting attended, and $500 for attendance at the Company's Annual Meeting. All Directors who are not employees receive a quarterly retainer of $2,500, with Committee Chairs receiving an additional $1,000. The following table discloses our non-employee Directors' compensation for fiscal year 2009:

2009 DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)	Total ($)
Robert G. Clark	19,500	19,500
Thomas A. Corcoran	23,500	23,500
John G. Helmkamp, Jr.	22,000	22,000
Lawrence J. LeGrand	24,500	24,500
Jack E. Thomas, Jr.	21,500	21,500

Pursuant to its charter, the Human Resources Committee has the responsibility of recommending to the Board of Directors the compensation for Board members, such as retainers, committee Chairman fees, stock options and other similar items, as appropriate. In performing this task, the Human Resources Committee considers recommendations by the Company's Chief Executive and Chief Financial Officers as to Director compensation. The Chief Executive and Chief Financial Officers evaluate the compensation paid to directors of other regional public company boards in forming their recommendation and make adjustments given the relative size of the Company as compared with others. The Human Resources Committee does not engage the services of any third-party consultants in determining the Director compensation.

COMMITTEES

The Board of Directors has standing Audit, Human Resources and Nominating Committees. The Audit Committee is composed of Messrs. Corcoran, Helmkamp and LeGrand (Chairman). The Human Resources Committee is composed of Messrs. Clark, Corcoran and Thomas (Chairman). The Nominating Committee is composed of Messrs. Clark, Corcoran and Thomas (Chairman).

The Board has determined in its business judgment that each of the following Directors and Director nominees is independent, as such term is defined in the NYSE Amex listing standards as set forth in the NYSE Amex Company Guide: Messrs. Clark, Corcoran, Helmkamp, LeGrand and Thomas. In addition, each of the members of the Audit Committee meets the more stringent independence standards and the financial literacy standards set forth in the rules of the United States Securities and Exchange Commission ("SEC") and the NYSE Amex listing standards. The Board has made an affirmative determination as to each independent Director that no relationships exist that, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a Director. In making these determinations, the Directors reviewed and discussed information provided by the Directors and the Company with regard to each Director's business and personal activities as they may relate to the Company and management.

Audit Committee

The Audit Committee, which met four times in fiscal 2009, oversees the Company's accounting and financial reporting processes, audits of the Company's financial statements and internal control matters, and appoints the independent registered public accountants to audit the Company's financial statements. The Committee's report on its activities for fiscal 2009 is on pages 18 and 19. Fees paid to the independent registered public accountants in fiscal 2009 are provided on page 17. The Committee's charter is available on the Company's Web site at *www.labarge.com.*

Nominating Committee

The Nominating Committee, which did not meet in fiscal 2009, is responsible for identifying individuals qualified to become members of the Board of Directors, recommending Director nominees for each Annual Meeting and nominees to fill Board vacancies and to address related matters. The Committee's charter is available on the Company's Web site at *www.labarge.com.*

Human Resources Committee

The Human Resources Committee, which met two times in fiscal 2009, serves as the Board's compensation committee. The Committee's charter is available on the Company's Web site at *www.labarge.com.*

The Human Resources Committee oversees compensation for the Company's Chief Executive Officer and other senior executives. In doing so, the Committee is responsible for considering and approving the annual salary and incentive compensation, including performance awards under the 2004 Long Term Incentive Plan, and other benefits of executive management.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During the 2009 fiscal year, Messrs. Clark, Corcoran and Thomas served as members of the Human Resources Committee. None of the Company's executive officers serves as a director or member of the compensation committee, or other committee serving an equivalent function, for any other entity that has one or more of its executive officers serving as a member of the Company's Board of Directors or the Human Resources Committee. None of Messrs. Clark, Corcoran or Thomas has ever been an officer or employee of the Company or any of its subsidiaries.

COMMUNICATION WITH THE BOARD OF DIRECTORS

Stockholders may communicate with any and all members of the Company's Board of Directors by transmitting correspondence by mail addressed to one or more Directors by name (or to the Chief Executive Officer, for a communication addressed to the entire Board of Directors) at the following address and fax number: Name of the Director(s), c/o Corporate Secretary, LaBarge, Inc., 9900 Clayton Road, St. Louis, Missouri 63124, fax number: 314-812-9438. Communications from the Company's Stockholders to one or more Directors will be monitored by the Company's Corporate Secretary and the Chief Executive Officer, who will bring any significant issues to the attention of the appropriate Board members.

DIRECTOR NOMINATIONS

Director candidates are nominated by the Board. The Nominating Committee recommends Director nominees to the Board. The Nominating Committee investigates and assesses the background and skills of potential candidates for Directors. The Committee seeks to create a Board that will bring a broad range of experience, knowledge and judgment to the Company. The Committee does not have specific minimum qualifications that must be met by a candidate for election to the Board of Directors in order to be considered for nomination by the Committee. When the Committee reviews a potential new candidate, the Committee looks specifically at the candidate's qualifications in light of the needs of the Board and the Company at that time given the current mix of Director attributes.

Upon identifying a candidate for serious consideration, one or more members of the Nominating Committee initially interview the candidate. If a candidate merits further consideration, all other Committee members (individually or as a group) interview the candidate, and the candidate meets the Company's executive officers and ultimately meets many of the other Directors. The Nominating Committee elicits feedback from all persons who met the candidate and then determines whether or not to nominate the candidate. The process is the same whether the candidate is recommended by a Stockholder, another Director, management or otherwise. The Company does not pay a fee to any third party for the identification or evaluation of candidates.

Stockholders who wish to recommend Director candidates for consideration by the Nominating Committee for the next Annual Meeting of Stockholders should notify the Nominating Committee no later than March 16, 2010. Submissions are to be addressed to the Nominating Committee, c/o Corporate Secretary, LaBarge, Inc., 9900 Clayton Road, St. Louis, Missouri 63124, which submissions will then be forwarded to the Committee. The Nominating Committee would then evaluate the possible nominee using the criteria established by it and would consider such person in comparison to all other candidates. The Nominating Committee is not obligated to nominate any such individual for election. No Stockholder nominations have been received by the Company for this year's Annual Meeting. Accordingly, no rejections or refusals of such candidates have been made by the Company.

EXECUTIVE OFFICERS

The following table sets forth certain information, as of September 18, 2009, with respect to the executive officers of the Company.

Name	Age	Position(s) with the Company
Craig E. LaBarge	58	Chief Executive Officer, President and Director
Randy L. Buschling	49	Vice President and Chief Operating Officer
Donald H. Nonnenkamp	57	Vice President, Chief Financial Officer and Secretary
William D. Bitner	54	Vice President, Operations
Teresa K. Huber	46	Vice President, Operations
John R. Parmley	55	Vice President, Sales and Marketing

Mr. LaBarge — For biographical information, see "Proposal 1: Election of Directors" on page 2.

Mr. Buschling joined the Company in 1998. He is currently Vice President and Chief Operating Officer of the Company, serving in this capacity since 2002. Prior to joining the Company, Mr. Buschling was General Manager of Watlow Electric Manufacturing Company's Systems Division for more than five years.

Mr. Nonnenkamp joined the Company in 1999 and currently serves as Vice President, Chief Financial Officer and Secretary. Previously, he was Vice President and Treasurer for Esco Technologies, Inc. from 1993 to 1999. Prior to joining Esco, Mr. Nonnenkamp served as Vice President and Chief Financial Officer for Clark Oil and Refining Corporation.

Mr. Bitner joined the Company in January 2007 and began serving as Vice President, Operations. Prior to joining LaBarge, Mr. Bitner was Vice President and General Manager of Burger Boat Company, designer and builder of custom motor yachts, from 2005 to 2006. Previously, he was employed by Rolls-Royce Corporation, an aerospace manufacturing company, in various management positions from 2000 to 2005.

Ms. Huber joined the Company in 2004 through the acquisition of Pinnacle Electronics LLC, a contract manufacturing company, on February 17, 2004 and became Vice President, Operations in 2005. Prior to joining LaBarge, Ms. Huber was Chief Operating Officer of Pinnacle Electronics from 2002 to 2004. Previously, Ms. Huber was employed by Sony Electronics, Inc. in various management positions from 1992 to 2002.

Mr. Parmley joined the Company in 1997 and became Vice President, Sales and Marketing in 1999. He was Account Manager, Aerospace and Defense Business Unit from 1997 to 1999. Previously, Mr. Parmley was employed by Eagle-Picher Industries, Inc., where he served in various sales and management positions from 1991 to 1997.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Compensation Objectives and Philosophy

The fundamental objectives of our executive compensation program are to attract and retain talented executives; align executive compensation with the interests of our stockholders; foster and promote the short-term and long-term financial success of the Company; materially increase stockholder value by motivating performance through incentive compensation; and, encourage executive ownership in the Company. These objectives are furthered by a compensation philosophy that is based on the following:

- Competition with peer companies: Compensation packages should be competitive and consistent with the general market. As such, the Human Resources Committee works with its compensation and benefits consultant to design compensation packages that fall within certain ranges compared with competitive companies, with sufficient flexibility to address individual responsibilities and performance.

- Accountability and recognition for individual and Company performance: Compensation should depend, in part, on each executive officer's performance in order to motivate and reward success. The Committee has provided for a sizeable portion of the overall compensation packages to be tied to performance through the payments of short-term incentive awards in the form of cash bonuses and the grant of long-term incentive awards in the form of performance units that are settled in restricted Common Stock.

- Alignment of Stockholder interests: Certain elements of the compensation packages should be tied to stock performance to align our executive officers' interests with those of our Stockholders. In order to create this tie, a portion of the compensation packages include stock-based awards in the form of performance units that are settled in restricted Common Stock.

Compensation Determination Process

Our Human Resources Committee serves as our compensation committee and is responsible for considering and approving the annual salary, incentive compensation and other benefits of our Chief Executive Officer and other members of executive management. The Committee is made up of independent directors and typically meets following each fiscal year-end to: (i) consider and approve salary changes and annual incentive bonuses, if any; (ii) determine and approve long-term incentive awards, if any; and (iii) establish goals for both the annual and long-term incentive programs.

To assist the Committee in evaluating and determining executive compensation, the Company, at the direction of the Committee, utilizes services of Hay Group, a highly regarded international independent compensation and benefits consulting firm. Hay Group periodically evaluates the executive officer positions, measuring each position on the practical and technical skills required; problem-solving environment and challenges faced; and accountability and decision-making impact. The evaluation of all of these factors results in a point total for each executive officer position ("Hay Points") which allows the Committee and Hay Group to rank the positions and measure the distance between jobs within the Company.

Hay Group uses the Hay Points to compare the compensation of the Company's executive officers with the compensation of officers who hold positions with similar Hay Points in companies comprising the Hay General Industry Market, a group of approximately 800 industrial companies throughout the United States, 40% of which are manufacturing companies. The names of the companies comprising the Hay General Industry Market are included as Appendix A to this proxy statement. Using this comparison, Hay Group constructs ranges of base salaries, base salaries plus annual incentive bonus opportunities ("Total Cash Compensation") and total compensation, which includes Total Cash Compensation and long-term incentives, for each of the Company's executive officer positions. The actual compensation of the Company's executive officers, and the relative position within the ranges, is dependent on individual performance, Company performance versus established goals and other factors, as described herein.

The Committee believes that base salaries, Total Cash Compensation and total compensation should approximate the median of the Hay General Industry Market for performance at target levels, in furtherance of our compensation principles noted above. Other than the specific Company performance criteria considered in determining the annual and long-term incentive payments, our compensation programs are flexible, although we do rely on the Hay Group market analyses to ensure that our compensation practices remain equitable and competitive. For example, individual performance, expertise and experience are all considered when determining each element of total compensation.

Annual and long-term incentive compensation is awarded primarily based on the Company's achievement of certain performance objectives, as later discussed. Goals relating to the Company's annual and long-term incentives are set at levels the Committee believes are appropriately aggressive and balanced between short-term and long-term while not encouraging the named executive officers to take undue risk in their responsibilities and decision-making with respect to the Company and its operations. These goals, individually or together, are designed to be challenging and as such, the Committee believes that the Company's goals would not be achieved all of the time. Historically, this has been true. Furthermore, the Committee believes that reaching maximum levels, and therefore the maximum payout, would be achieved less often than reaching the target performance levels, but recognizes that the payout should be appropriate for the performance, regardless of how often it may happen.

The mix of our cash and non-cash compensation, and short and long-term compensation, is not subject to a specific policy. Instead, the Committee considers the current trends in the market based on the Hay Group data in light of our compensation philosophies and objectives outlined above, and makes gradual changes over time as necessary to further these compensation goals.

Each year, taking into account the evaluations of Hay Group, current performance and the Company's compensation objectives, the Chief Executive Officer makes recommendations to the Committee regarding proposed salary changes, annual incentive bonuses and long-term incentive awards, if any, for each executive officer. The Chief Executive Officer also assists the Committee in setting Company performance goals on which part of each officer's total compensation is based. The Committee considers this input from the Chief Executive Officer and the recommendations of the Hay Group, as well as other factors it believes are relevant, and determines the compensation packages of the executive officers, including the Chief Executive Officer.

Elements of Compensation

Base Salaries:
In line with the Company's philosophy that compensation should be competitive, the Committee aims for base salaries to approximate the median of the Hay General Industry Market. As such, changes in executive officer salaries are, in part, market-driven. However, salaries are also dependent on individual evaluations conducted each year by the Committee. During this process, the Chief Executive Officer provides input to the Committee. As relating to base salaries, no specific individual performance criteria are or have been established by the Committee. Rather, each executive officer, including the Chief Executive Officer, is evaluated based on (i) general individual performance over the past year; (ii) the scope of each officer's duties and responsibilities; and (iii) experience and expertise.

Fiscal 2009 salaries are disclosed in the 2009 Summary Compensation Table later in this proxy statement. The salaries of the executive officers approximated the median of the Hay General Industry Market. In response to the economic downturn, effective May 4, 2009, the Company reduced the salaries of all executive officers by 5% together with the implementation of other Company cost savings initiatives.

At the end of fiscal 2009, the Committee established the fiscal 2010 salaries for the named executive officers. These fiscal 2010 salaries reflect no increase from those paid to the named executive officers at the end of fiscal 2009, which, as noted above, reflect a 5% salary decrease implemented in May 2009. The fiscal 2010 salaries are as follows:

Table 1

Name	Fiscal 2010 Salaries
Craig E. LaBarge …………..…………….……….…………………	$527,306.00
Randy L. Buschling ……..…………..………………………..	$356,278.00
Donald H. Nonnenkamp ……………….…………………….……	$299,286.00
John R. Parmley ...……………….……………………………	$247,000.00
Teresa K. Huber ………..……………….………………….…...	$218,530.00

Annual Incentives:
Executive officers, including the Chief Executive Officer, have the opportunity to earn annual incentive bonuses in the form of cash payments following the end of each fiscal year. Annual incentive bonuses depend, in part, on each executive officer's individual performance during the fiscal year and other circumstances considered during the annual evaluation, as discussed above.

The main consideration of the Committee in awarding annual incentive bonuses is the achievement of certain Company performance goals established at the beginning of each fiscal year. The measurements used may vary among the executive officers and relate to each officer's specific job responsibilities, changing each year as the Committee, with the input of the Chief Executive Officer, sees fit. Annually, goals and correlating annual incentive bonus opportunities are established at the threshold, target and maximum levels. The Committee's goal is that, for performance at the target level, Total Cash Compensation will approximate the median of the Hay General Industry Market. However, such levels serve as a guide rather than strict payout formulas, as payouts vary depending on individual circumstances. In any case, payout will be zero if threshold performance levels are not met and will not exceed the maximum payout, or 150% of the payout for target performance.

The Company's annual incentive bonus arrangements provide that all bonus payouts are conditioned upon the Company's achievement of a base net income level. While the bonuses for the named executive officers are tied to the achievement of other goals, as later discussed, no bonuses are paid unless the Company meets a net income of at least the base level. For fiscal 2009, the base net income level was $13.0 million.

Once the Company reaches its base net income level, the Committee looks to the specific goals for each named executive officer in order to determine annual bonus payouts. Each specific performance goal is weighted differently and correlates independently to a threshold, target and maximum cash bonus payout. For example, using Mr. LaBarge's goals below in Table 2, he would be eligible to receive the corresponding threshold, target or maximum bonus tied to bookings as long as he meets the required bookings threshold, target or maximum goal, even if no other performance goal is met, as long as the Company has reached its base net income level. Those goals that are not quantitatively measured are evaluated by the Committee, in its discretion.

Table 2

Name	Performance Measure	Threshold Goal/Corresponding Payout	Target Goal/Corresponding Payout	Maximum Goal/Corresponding Payout
Craig E. LaBarge	Net Income	$14.5 million / $55,000	$15.5 million / $110,000	$16.5 million / $165,000
	Bookings	$280.0 million / $27,500	$300.0 million / $55,000	$320.0 million / $82,500
	Total Debt Reduction	$6.0 million / $20,625	$9.0 million / $41,250	$12.0 million / $61,875
	Investor Relations Strategy[1]	** / $34,375	** / $68,750	** / $103,125
Randy L. Buschling	Net Income	$14.5 million / $33,000	$15.5 million / $66,000	$16.6 million / $99,000
	Bookings	$280.0 million / $27,500	$300.0 million / $55,000	$320.0 million / $82,500
	Marketing and Promotional Strategy[2]	** / $16,500	** / $33,000	** / $103,125
Donald H. Nonnenkamp	Net Income	$14.5 million / $26,000	$15.5 million / $52,000	$16.5 million / $78,000
	Total Debt Reduction	$6.0 million / $22,750	$9.0 million / $45,500	$12.0 million / $68,250
	Investor Relations Strategy[1]	** / $16,250	** / $32,500	** / $48,750
John R. Parmley	Net Income	$14.5 million / $14,250	$15.5 million / $28,500	$16.5 million / $42,750
	Bookings	$280.0 million / $23,750	$300.0 million / $47,500	$320.0 million / $71,250
	Marketing and Promotional Strategy[2]	** / $9,500	** / $19,000	** / $28,500

Table 2 continued on page 9.

8

Name	Performance Measure	Threshold Goal/Corresponding Payout	Target Goal/Corresponding Payout	Maximum Goal/Corresponding Payout
Teresa K. Huber	Net Income	$14.5 million / $9,500	$15.5 million / $19,000	$16.5 million / $28,500
	Bookings[3]	$115.0 million / $14,250	$122.0 million / $28,500	$129.0 million / $42,750
	Operating Income[3]	$9.1 million / $14,250	$10.6 million / $28,500	$12.1 million / $42,750
	Pretax Cash Flow[3]	$3.2 million / $9,500	$4.8 million / $19,000	$6.4 million / $28,500

**No quantitative measurement.

1) Includes evaluating and updating, where appropriate, the Company's investor relations strategy.

2) Includes the definition, development and implementation of a marketing and promotion strategy.

3) Goal is tied to the performance of those Company plants over which Ms. Huber has supervisory responsibility only.

The Committee believes these performance targets are appropriate to motivate the named executive officers but does not believe they encourage such officers to take undue risk with respect to their responsibilities and decision-making relating to the Company and its operations.

As noted above, no named executive officer receives an annual bonus unless the Company meets the base net income goal, which was $13.0 million for fiscal year 2009. Because the Company did not meet this base net income goal, no named executive officer received an annual incentive bonus for fiscal 2009.

Long-Term Incentives:
Executive officers are eligible to earn long-term incentive awards pursuant to the Company's 2004 Long Term Incentive Plan (the "Plan"), the terms of which are more fully described later in this proxy statement. Under the terms of the Plan, the Company has the flexibility to utilize a variety of vehicles in designing appropriate long-term incentives. Since the Plan was approved in 2004, the Committee has elected to utilize performance units, which pay out in shares of restricted Common Stock. The number of shares of restricted Common Stock, if any, that each executive officer will receive is tied to the Company's fiscal year net income performance and the closing sales price of the Common Stock on the date of the award.

The Committee meets following each fiscal year-end to approve net income goals at threshold, target and maximum levels for three years hence (the "Performance Period"). At this meeting, the Committee also enters into performance unit award agreements with each executive officer, pursuant to which each executive officer is granted a specified number of performance units, the value of which will be determined based on the Company's actual net income performance for the Performance Period. The number of performance units granted to each named executive officer is based on comparisons of the long-term incentive awards granted to named executive officers of companies within the Hay General Industry Market. The Committee aims for the number of performance units to approximate the median of long-term incentive awards of the Hay General Industry Market.

As noted above, the value of the performance units is dependent on the Company's actual net income results for the Performance Period. If actual net income results are less than the threshold goal for the Performance Period, the value of each performance unit will be zero. If actual net income results are at threshold, the value of each performance unit will be $0.50. If actual net income results are at target, the value of each performance unit will be $1.00. If actual net income results are at or above maximum, the value of each performance unit will be $1.50. If actual results are greater than threshold but less than target, or greater than target but less than maximum, the value of each performance unit will be adjusted proportionately. Target long-term incentive opportunities are designed to approximate the median of the Hay General Industry Market for target net income performance and also take into account the individual circumstances considered in the annual evaluations.

Following the end of the Performance Period, the Committee meets to determine the value of each performance unit (the "Unit Value") based upon the net income results for the Performance Period. Each executive officer is issued a number of shares of restricted Common Stock equal to the Unit Value times the number of performance units granted to him or her for the Performance Period, divided by the closing price of the Company's Common Stock as of the last trading day of the Performance Period. The restricted Common Stock then vests upon the first to occur of: (i) two additional years of employment; (ii) death or Disability; or (iii) a Change in Control (all as defined in the Plan).

The design of the Company's long-term incentive program provides that each executive officer will have three outstanding grants of performance units at all times. For example, the Committee met following the end of fiscal 2009 to establish threshold, target and maximum net income goals for 2012 and grant each executive officer performance units, the value of which will be determined based on the Company's net income results for fiscal 2012. Therefore, in the current fiscal year (fiscal 2010), each executive officer has outstanding performance units for fiscal years 2010, 2011 and 2012. These performance units will be valued, and restricted stock will be issued, once the net income results for these fiscal years are calculated. The Committee believes that the practice of setting three-year rolling grants is appropriate for the business, as it provides incentive for the executive officers to focus on the long-term health of the Company and serves as a retention tool. The Committee further believes that converting performance units to restricted Common Stock has certain advantages, including: (i) encouraging ownership of the Company's Common Stock by executive officers; (ii) providing a retention incentive through the two-year vesting period; and (iii) allowing for lower dilution, as compared to the granting of stock options.

The number of performance units to be awarded to each named executive officer for fiscal year 2009 were granted in 2006 and were valued based on fiscal year 2009 net income performance, pursuant to the process described above. The Company's net income performance goals for fiscal 2009 were as follows:

	Threshold	Target	Maximum
Net Income	$13.00 million	$14.75 million	$16.25 million

As is customary, the Committee met following the end of fiscal year 2009 to determine the value of performance units based on fiscal 2009 actual results. The Company did not meet its threshold net income goal for fiscal 2009 long-term incentive awards, and thus, no named executive officer received a grant of restricted Common Stock for fiscal 2009.

Perquisites and Other Benefits

Our executive officers receive the following benefits in addition to the compensation discussed above: (i) eligibility to participate in the Company's 401(k) plan; (ii) Company-paid interest on deferred compensation; (iii) life insurance policies; (iv) use of Company-leased vehicles, or a vehicle allowance; (v) club dues; and (vi) limited financial planning services. The Committee believes these perquisites are reasonable and competitive and considers the value to be modest. As such, the Committee has not given significant weight to the value of perquisites when designing executive compensation packages.

Executive officers are eligible to receive the same health, dental, disability and group life insurance benefits, and participate in the 401(k) on the same terms, as are available to all other full-time employees of the Company.

As part of the Company's cost savings initiatives, the Company temporarily suspended its 401(k) matching contributions in April 2009. This suspension applies to employees Company-wide, including the named executive officers.

Retirement and Other Post-Termination Benefits

We maintain Executive Severance Agreements with each of our named executive officers. Each Executive Severance Agreement and the Plan contain Change in Control provisions, pursuant to which executive officers receive the benefits more fully described below.

Both the Executive Severance Agreements and the Plan define "Change in Control" as the first to occur of any of the following events: (i) any merger, consolidation, share exchange, or other combination or reorganization involving the Company, irrespective of which party is the surviving entity, excluding any merger, consolidation, share exchange, or other combination involving the Company solely in connection with the acquisition by the Company of any other entity; (ii) any sale, lease, exchange, transfer, or other disposition of all or substantially all of the assets of the Company; (iii) any acquisition (other than pursuant to will, the laws of descent and distribution, gift to a parent, child, spouse or descendant, or pursuant to an employee benefit plan) or agreement to acquire by any person or entity, directly or indirectly, beneficial ownership of 25% or more of the outstanding voting stock of the Company; (iv) during any period of two consecutive years during the term hereof, individuals who at the date of the Agreement, in the case of Executive Severance Agreements, or the Plan, in the case of the 2004 Long Term Incentive Plan, constitute the Board of Directors of the Company (the "Incumbent Directors") cease for any reason to constitute at least a majority thereof, unless the election of each director at the beginning of such director's term has been approved by at least two-thirds of the Incumbent Directors then in office; any such director so approved shall thereafter be an Incumbent Director; (v) a majority of the Board or a majority of the stockholders of the Company approve, adopt, agree to recommend, or accept any agreement, contract, offer, or other arrangement providing for any of the transactions described above; (vi) any series of transactions resulting in any of the transactions described above; or (vii) any other set of circumstances which the Board of Directors deems to constitute a Change in Control.

Executive Severance Agreements

Each Executive Severance Agreement provides that, following a Change in Control, the Company will continue to employ the executive officer for a period not less than one year at his or her place of employment immediately prior to the Change in Control or within 50 miles thereof.

During the Change in Control payment period, the executive officer would be entitled to a base salary in the amount not less than the annualized base salary paid or payable to him or her during the month immediately preceding the month in which the Change in Control occurs. He or she would also be entitled to an annual bonus equal to the same percentage of his or her base salary as the average bonuses paid to the executive officer in each of the five fiscal years most recently ended were to his or her base salary in those years, after disregarding the highest and lowest of such percentages. The executive officer would also be entitled, during such one-year period, to all pension, welfare and other employee benefits, fringe benefits and perquisites in amounts and on terms no less favorable than those to which he or she was entitled on the date of the Change in Control. The Agreements also provide that, in the event of termination of the executive officer's employment during such one-year period for reasons other than death, Disability, or Cause (as defined by the Agreements) or voluntarily by the executive officer without Good Reason (as defined by the Agreements), the executive officer would be entitled to a lump sum payment from the Company equal to the sum of: (i) his or her salary and other compensation not yet paid by the Company through the date of termination; (ii) a bonus prorated for the portion of the year through the date of termination; (iii) the product of three times the sum of (x) the executive officer's salary plus (y) the bonus to which he or she would have been entitled for the full fiscal year; plus (iv) accrued vacation pay. The Company would also be required to provide to the executive officer for three years after termination all medical, hospitalization, disability and certain other benefits in amounts and on terms not less favorable than those to which he or she was entitled at the time of termination. If the foregoing amounts were not paid when due, they would bear interest at the rate of 15% per annum. The Agreements provide for appropriate adjustments of such payments if they would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended.

2004 Long Term Incentive Plan

As noted above, executive officers receive performance units to be settled in restricted Common Stock, pursuant to the 2004 Long Term Incentive Plan, as part of the Company's long-term incentive portion of compensation packages. Once issued, the restricted Common Stock vests upon the first to occur of: (i) two additional years of employment; (ii) death or Disability; or (iii) a Change in Control, as defined above. If a Change in Control occurs at any time prior to the end of the second fiscal year following the Performance Period (as defined above), the restricted Common Stock shall become fully vested and immediately transferable. If a Change in Control occurs at any time before the end of the Performance Period, the net income goals with respect to the Performance Period shall be deemed to have been achieved at the maximum level as of the date of the Change in Control, whether or not the Performance Period is complete, and the performance units shall be distributable at the end of the twelve-month period immediately following the Change in Control, subject to forfeiture upon termination of employment other than Retirement, death, Disability or for Good Reason, as defined in the Plan.

Deferred Compensation Plan

Executive officers are also eligible to participate in a non-qualified deferred compensation plan that allows them to defer payments of portions of their salaries and annual bonuses until post-retirement. If an executive officer retires from the Company and has participated in the deferred compensation plan for at least five years, is at least 50 years old and has a deferred compensation balance of at least $50,000, he or she will receive monthly payments from the Company over a three or fifteen-year period, at the individual's option, the amount of which depends on his or her balance. If all of the above criteria are not met, the executive officer will receive his or her plan balance in one lump sum upon retirement.

Impact of Accounting and Tax Treatments of Executive Compensation

Accounting Treatment:
The Committee has taken into account certain accounting consequences and rules when determining the types of awards that executive officers should receive as part of their long-term incentive components of compensation packages. As such, the Committee makes awards of performance units under the Plan that are settled in shares of restricted Common Stock that the executive officers receive upon vesting.

Tax Treatment:
Section 162(m) of the Internal Revenue Code of 1986, as amended, generally imposes a $1.0 million limit on the amount that public companies may deduct from compensation paid to the named executive officers. In fiscal 2009, no executive officer received compensation that triggered the applicability of Section 162(m).

Report of the Human Resources Committee

The Company's Human Resources Committee has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K. Based upon such review and discussions, the Human Resources Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.


Committee Members: Jack E. Thomas, Jr., Chairman
Robert G. Clark
Thomas A. Corcoran


2008 Summary Compensation Table

The following table sets forth information concerning the compensation of the named executive officers for the fiscal years ended July 1, 2007, June 29, 2008 and June 28, 2009.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($) (a)	Stock Awards ($) (b)	Option Awards ($) (c)	Change in Pension Value Non-qualified Deferred Compensation Earnings ($) (d)	All Other Compensation ($) (e)	Total ($)
Craig E. LaBarge Chief Executive Officer and President	2009 2008 2007	550,780 534,506 494,520	--- 405,000 230,750	401,329 547,278 498,824	--- --- 12,575	--- --- ---	35,185 34,112 33,439	987,294 1,520,896 1,270,108
Randy L. Buschling Vice President and Chief Operating Officer	2009 2008 2007	372,140 352,011 336,414	--- 232,500 146,913	267,552 345,151 268,373	--- --- 9,198	--- 6,325 4,722	28,698 28,902 28,152	668,390 964,889 793,772
Donald H. Nonnenkamp, Vice President, Chief Financial Officer and Secretary	2009 2008 2007	312,596 300,011 286,520	--- 180,000 105,900	178,369 226,907 179,760	--- --- 7,358	--- 3,160 2,393	31,639 33,237 35,003	522,604 743,315 616,934
John R. Parmley Vice President, Sales and Marketing	2009 2008 2007	258,000 246,505 235,404	--- 150,000 105,760	89,193 111,612 105,572	--- --- 4,925	--- 6,006 4,722	29,959 29,363 27,416	377,142 543,486 483,799
Teresa K. Huber Vice President, Operations	2009 2008 2007	228,254 214,005 203,008	--- 140,000 104,401	76,350 107,273 78,033	--- --- 3,016	--- --- ---	14,545 12,323 12,045	319,149 473,601 400,503

(a) Bonus amounts are earned in the fiscal year shown and paid in the subsequent fiscal year.

(b) Amounts shown equal the dollars expensed under Statement of Financial Accounting Standards No. 123R ("FAS 123R") under the Company's 2004 Long Term Incentive Plan for awards earned. Each of these awards is expensed over three years (the year in which the performance takes place, plus two additional years for vesting). See Note 17 to the audited financial statements included as part of the Company's Annual Report on Form 10-K for the fiscal year ended June 28, 2009 for a discussion of the assumptions made in the valuation of these amounts under FAS 123R. No new awards were earned in fiscal 2009.

(c) Amounts shown are the balance of expenses of option awards granted in fiscal year 2004 expensed under FAS 123R. See Note 17 to the audited financial statements included as part of the Company's Annual Report on Form 10-K for the fiscal year ended June 28, 2009 for a discussion of the assumptions made in the valuation of these amounts under FAS 123R.

(d) Represents the above-market or preferential earnings on compensation that is deferred on a basis that is not tax-qualified, including such earnings on non-qualified defined contribution plans. Amounts shown represent interest earned at a rate that exceeded 120% of the applicable federal long-term rate. Mr. LaBarge and Ms. Huber do not defer any portion of their compensation.

(e) Amounts shown for fiscal 2009 include 401(k) employer match, use of auto, club dues, financial planning and life insurance premiums.

2009 Grants of Plan-Based Awards

The following table sets forth additional information about plan-based awards granted in the fiscal year ended June 28, 2009:

Name	Grant Date	Estimated Future Payouts Under Equity Incentive Plan Awards (#) (a)		
		Threshold	Target	Maximum
Craig E. LaBarge	8/25/2008	250,000	500,000	750,000
Randy L. Buschling	8/25/2008	160,000	320,000	480,000
Donald H. Nonnenkamp	8/25/2008	107,500	215,000	322,500
John R. Parmley	8/25/2008	54,000	108,000	162,000
Teresa K. Huber	8/25/2008	54,000	108,000	162,000

(a) Represents awards under the Company's 2004 Long Term Incentive Plan granted in fiscal year 2009 and are applicable for performance during fiscal year 2011. Awards are made in the form of performance units, the value of which will be determined based on the Company's net income performance in fiscal 2011, as more fully described in the Compensation Discussion and Analysis section. The performance units will be paid out in restricted Common Stock based on the closing price of the Company's Common Stock on July 1, 2011. If the threshold net income performance goal for fiscal 2011 is not achieved, no shares of restricted Common Stock will be issued.

As discussed above and in the Compensation Discussion and Analysis, performance units granted under the Company's 2004 Long Term Incentive Plan are paid out in restricted Common Stock depending on the achievement of net income levels and the closing price of the Company's Common Stock on the last day of the fiscal year during which net income performance is measured. Any restricted Common Stock that is issued is subject to a two-year vesting schedule as discussed in the Compensation Discussion and Analysis. During the restriction period, executive officers may exercise full voting rights and are entitled to dividends and other distributions paid with respect to the shares on the same terms as those of the Company's Common Stockholders.

Outstanding Equity Awards at 2009 Fiscal Year-End

The following table sets forth information on outstanding options and stock awards held by the named executive officers as of June 28, 2009, including the number of shares underlying both exercisable and unexercisable portions of each stock option, as well as the exercise price and the expiration date of each outstanding option, and the market value of stock awards:

	Option Awards			Stock Awards			
Name	**Number of Securities Underlying Unexercised Options (#) Exercisable**	**Option Exercise Price ($)**	**Option Expiration Date**	**Number of Shares of Stock That Have Not Vested (#)**	**Market Value of Shares of Stock That Have Not Vested ($) (a)**	**Equity Incentive Plan Awards: Number of Unearned Performance Units or Other Rights That Have Not Vested (#) (b)**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Performance Units or Other Rights That Have Not Vested ($) (c)**
Craig E. LaBarge	92,900	2.85	2011	51,923**(d)**	477,697	500,000**(e)**	250,000
	65,000	3.56	2013			500,000**(f)**	250,000
	62,552	8.54	2014				
Randy L. Buschling	20,000	2.85	2011	34,615**(d)**	318,458	320,000**(e)**	160,000
						320,000**(f)**	160,000
Donald H. Nonnenkamp	32,000	3.56	2013	23,077**(d)**	212,308	215,000**(e)**	107,500
	36,600	8.54	2014			215,000**(f)**	107,500
John R. Parmley	34,309	2.50	2009	11,538**(d)**	106,150	108,000**(e)**	54,000
	31,821	2.50	2010			108,000**(f)**	54,000
	23,260	2.85	2011				
	37,500	3.56	2013				
	24,500	8.54	2014				
Teresa K. Huber	15,000	8.54	2014	10,385**(d)**	95,542	108,000**(e)**	54,000
						108,000**(f)**	54,000

(a) Valued at closing stock price of $9.20 per share on June 26, 2009 (the last trading day in fiscal 2009).

(b) Performance units awarded under the 2004 Long Term Incentive Plan for fiscal years 2010 and 2011.

(c) Unearned and unvested performance units are valued assuming the Company achieves in fiscal years 2010 and 2011 the threshold net income targets. In fiscal year 2009, the Company did not achieve its threshold net income target.

(d) Represents shares of restricted stock that have not yet vested. The shares will vest on June 27, 2010.

(e) Represents performance units awarded under the 2004 Long Term Incentive Plan. The restricted stock may be earned based on fiscal year 2010 performance, as discussed in the Compensation Discussion and Analysis section. The restricted stock will then be subject to a two-year vesting schedule.

(f) Represents performance units awarded under the 2004 Long Term Incentive Plan. The restricted stock may be earned based on fiscal year 2011 performance, as discussed in the Compensation Discussion and Analysis section. The restricted stock will then be subject to a two-year vesting schedule.

2009 Option Exercises and Stock Vested

The following table sets forth the exercise of stock options and vesting of stock awards during fiscal 2009 for the named executive officers.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (a)
Craig E. LaBarge	404,412	4,990,444	43,042	395,986
Randy L. Buschling	302,568	3,909,179	28,695	263,994
Donald H. Nonnenkamp	129,670	1,410,810	19,130	148,396
John R. Parmley	---	---	9,562	87,970
Teresa K. Huber	---	---	7,652	70,398

(a) All shares reported in this column vested on June 28, 2009, the last day of fiscal 2009. Because June 28, 2009 was not a trading day, the shares were valued using the closing stock price of $9.20 on June 26, 2009, the last trading day of fiscal 2009.

2009 Non-qualified Deferred Compensation

The following table discloses contributions, earnings and balances under the Company's non-qualified deferred compensation plan for each of the named executive officers as of June 28, 2009:

Name	Executive Contributions in Last FY ($)	Aggregate Earnings in Last FY ($) (a)	Aggregate Balance at Last FYE ($) (c)
Craig E. LaBarge (b)	---	---	---
Randy L. Buschling	---	16,853	363,595
Donald H. Nonnenkamp	24,630	7,980	215,980
John R. Parmley	70,800	16,664	453,062
Teresa K. Huber (b)	---	---	---

(a) Includes interest paid by the Company at a rate equal to prime. None of the earnings represent above-market or preferential earnings (in excess of 120% of the applicable federal long-term rate).

(b) Mr. LaBarge and Ms. Huber do not participate in the Company's non-qualified deferred compensation plan.

(c) Amounts included for Messrs. Buschling, Nonnenkamp and Parmley include the following amounts reported in the Summary Compensation table in prior fiscal years: Mr. Buschling, $6,325 in fiscal 2008 and $4,722 in fiscal 2007; Mr. Nonnenkamp, $3,160 in fiscal 2008 and $2,393 in fiscal 2007; and Mr. Parmley, $6,006 in fiscal year 2008 and $4,722 in fiscal 2007.

EMPLOYMENT AGREEMENTS AND OTHER POST-TERMINATION AGREEMENTS WITH EXECUTIVE OFFICERS

In 2005, the Company entered into an Executive Severance Agreement (each an "Agreement" and collectively, the "Agreements") with each of Messrs. Craig E. LaBarge, Randy L. Buschling, Donald H. Nonnenkamp, John R. Parmley and Ms. Teresa K. Huber (collectively the "Executive Officers," or individually the "Executive Officer"). Each Agreement provides that, following a Change in Control (as defined by the Agreement), the Company will continue to employ the Executive Officer for a period not less than one year at his or her place of employment immediately prior to the Change in Control or within 50 miles thereof. During that period, the Executive Officer would be entitled to a base salary in the amount not less than the annualized base salary paid or payable to him or her during the month immediately preceding the month in which the Change in Control occurs. He or she would also be entitled to an annual bonus equal to the same percentage of his or her base salary as the average bonuses paid to the Executive Officer in each of the five fiscal years most recently ended, after disregarding the highest and lowest of such percentages. The Executive Officer would also be entitled, during such one-year period, to all pension, welfare and other employee benefits, fringe benefits and perquisites in amounts and on terms no less favorable than those to which he or she was entitled on the date of the Change in Control.

Each Agreement also provides that, in the event of termination of the Executive Officer's employment during such one-year period for reasons other than death, disability, or Cause (as defined by the Agreement) or voluntarily by the Executive Officer with Good Reason (as defined by the Agreement), the Executive Officer would be entitled to a lump sum payment from the Company equal to the sum of: (i) his or her salary and other compensation not yet paid by the Company through the date of termination; (ii) a bonus prorated for the portion of the year through the date of termination; (iii) the product of three times the sum of (x) the Executive Officer's salary plus (y) a bonus payment equal to the average of the three previous years bonus payments; and (iv) accrued vacation pay. The Company would also be required to provide to the Executive Officer for three years after such a termination all medical, hospitalization, disability and certain other benefits in amounts and on terms not less favorable than those to which he or she was entitled at the time of termination. If the foregoing amounts were not paid when due, they would bear interest at the rate of 15% per annum. The Agreements provide for appropriate adjustments of such payments if they would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended.

To estimate the amount payable by the Company upon a Change in Control, it is assumed that the named executive officers are terminated immediately upon the Change in Control rather than employed for one year. Assuming the Change in Control took place on the last day of fiscal year 2009, the following payments would be due to: Mr. LaBarge, $2,336,371; Mr. Buschling, $1,535,832; Mr. Nonnenkamp, $1,254,240; Mr. Parmley, $1,057,350; and Ms. Huber, $955,143.

In the event of a Change in Control of the Company, the named executive officers are entitled to receive accelerated payments under the Company's 2004 Long Term Incentive Plan. Assuming the Change in Control took place on the last day of fiscal year 2009, those Change-in-Control payments would be as follows: Mr. LaBarge, $1,500,000; Mr. Buschling, $960,000; Mr. Nonnenkamp, $645,000; Mr. Parmley, $324,000; and Ms. Huber, $324,000.

The Company has entered into a Competitive Practices Agreement with each of its Executive Officers. The Agreements restrict Executive Officers from engaging in competitive practices with the Company for a period of two years following termination of employment.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

To identify and address any concerns regarding related party transactions and ensure their proper disclosure, the Company requires such transactions to be reported in its questionnaires distributed to Directors and officers each year and mandates that all employees and Directors report to the Corporate Secretary all transactions presenting potential conflicts of interest pursuant to its Policy on Business Conduct & Ethics. As stated in its charter, the Company's Audit Committee reviews and approves all transactions with related persons requiring disclosure pursuant to Item 404(a) of Regulation S-K.

The Audit Committee will take into account any factors it deems relevant in determining whether to approve a transaction. Such factors may include:

- the terms of the transaction;

- the potential impact of the transaction on the Company's results of operations, financial position and cash flows;

- whether the terms of the transaction are no less favorable to the Company than if the other party did not have an affiliation or other relationship with a related person; and

- the identity of the related person and the impact of the transaction on the related person's independence.

During fiscal 2009, no related party transactions were entered into or proposed that require disclosure pursuant to Item 404(a) of Regulation S-K.

PROPOSAL 2: RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP ("KPMG") has been appointed independent registered public accountants for the Company, for the fiscal year ending June 27, 2010, by the Audit Committee with the approval of the Board of Directors. KPMG has been the Company's independent accountants since 1980. Although the appointment of the independent registered public accountants does not require the approval of Common Stockholders, the Board of Directors believes Common Stockholders should participate in the appointment through ratification. A representative of KPMG is expected to be present at the Annual Meeting with the opportunity to make a statement, if he so desires, and he is expected to be available to respond to appropriate questions raised at the Annual Meeting.

The affirmative vote of the holders of a majority of the outstanding shares of Common Stock casting a vote at the Annual Meeting is necessary for the ratification of the selection of the independent registered public accountants. In the event that a majority of the shares are not voted in favor of ratification, the Audit Committee will reconsider its selection.

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS' FEES

KPMG LLP served as the Company's independent registered public accountants for the fiscal years ended June 28, 2009 and June 29, 2008.

Aggregate fees for professional services rendered for the Company by KPMG for such fiscal years were:

	Fiscal Year Ended	
	June 28, 2009	June 29, 2008
Audit fees	$ 576,000	$ 435,500
Audit-related fees	---	---
Tax fees	---	62,000
All other fees	12,000	---
Total	$ 588,000	$ 497,500

Audit fees were for professional services rendered for the audits of the consolidated financial statements of the Company and its benefit plans and the review of documents filed by the Company with the SEC. These fees include the audit of internal controls in compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

Other fees in fiscal 2009 were for professional services rendered to assist the Company in acquisition due diligence. Tax fees in fiscal 2008 were for professional services rendered in connection with the Company's Internal Revenue Service audit covering fiscal years 2005 and 2006.

The Audit Committee has adopted policies and procedures relating to the approval of all audit and non-audit services that are to be performed by the Company's independent registered public accountants. These policies generally provide that the Company will not engage the independent registered public accountants to render audit or non-audit services unless the service is specifically approved in advance by the Audit Committee. The Audit Committee has granted the Vice President and Chief Financial Officer the authority to engage KPMG for audit-related and tax services not exceeding $25,000. Such engagements are then formally approved by the Audit Committee at its next meeting. All fees billed for fiscal years 2009 and 2008 were pre-approved by the Audit Committee.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" RATIFICATION OF THE SELECTION OF KPMG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS FOR FISCAL 2010.

REPORT OF THE AUDIT COMMITTEE

The primary role of the Audit Committee is oversight of the Company's financial reporting process, public financial reports, internal accounting and financial controls, and the independent audit of the annual consolidated financial statements. The Board, in its business judgment, has determined that the members of the Audit Committee are "independent" and "financially literate" as required by the NYSE Amex. In addition, the Board has determined, in its business judgment, that Lawrence J. LeGrand qualifies as an "audit committee financial expert" as that term is defined by the SEC. The Committee acts under a charter. A current copy of the charter is available on the Company's website, www.labarge.com. The Committee reviews the adequacy of the charter at least annually.

Committee members are not professionally engaged in the practice of accounting or auditing, and are not experts under the Securities Act of 1933 in either of those fields, or in auditor independence. In carrying out its responsibilities, the Committee looks to management and the independent auditors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. The independent auditors are responsible for auditing the Company's consolidated financial statements and expressing an opinion as to their conformity to accounting principles generally accepted in the United States.

In the performance of its oversight function, the Audit Committee meets at least each quarter with management to review the Company's quarterly financial results and with the independent auditors to review the results of their quarterly review before the publication of the Company's earnings press releases. The Audit Committee assists the Board in establishing procedures for receipt and treatment of complaints received by the Company regarding accounting, internal controls and other matters, including the confidential anonymous submission by the Company's employees, received through established procedures, of any concerns regarding questionable accounting or auditing matters. The Audit Committee has reviewed and discussed with management and the independent auditors the Company's fiscal 2009 audited consolidated financial statements. Management and the independent auditors told the Audit Committee that the Company's financial statements were fairly stated in accordance with generally accepted accounting principles. The Audit Committee also has discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, as adopted the Public Company Accounting Oversight Board (the "PCAOB") in Rule 3200T, relating to communication with audit committees. In addition, the Audit Committee has received from the independent auditors the written disclosures and letter required by applicable requirements of the PCAOB regarding the independent auditors' communications with the Audit Committee concerning independence and has discussed with the independent auditors the independent auditors' independence. The Audit Committee has considered whether the independent auditors' provision of non-audit services to the Company is compatible with maintaining the auditors' independence.

The Audit Committee discussed with the Company's independent auditors the overall scope and plans for their audit. The Audit Committee met with the independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls and the overall quality of the Company's financial reporting.

The Audit Committee has reviewed and discussed with management its assessment and report on the effectiveness of the Company's internal control over financial reporting as of June 28, 2009, which it made using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework. The Audit Committee has also reviewed and discussed with the independent auditors its report on internal control over financial reporting. The Company published these reports in its Annual Report on Form 10-K for the fiscal year ended June 28, 2009.

The Audit Committee pre-approved all services provided by the independent auditors in fiscal 2009. Pre-approval includes audit services and other services. In some cases, the full Audit Committee provides pre-approval for up to a year, related to a particular defined task or scope of work and subject to a specific budget. In other cases, the Chairman of the Audit Committee has the delegated authority from the Audit Committee to pre-approve additional services, and the Chairman then communicates such pre-approvals to the full Audit Committee. To avoid certain potential conflicts of interest, the law prohibits a publicly traded company from obtaining certain non-audit services from it independent registered public accounting firm. The Company obtains these services from other service providers as needed. See "Proposal 2: Ratification of Appointment of Independent Registered Public Accounting Firm" for more information regarding fees paid to the independent auditor.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board has approved, that the Company's fiscal 2009 audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended June 28, 2009 for filing with the SEC.

The Audit Committee has retained KPMG to audit the Company's financial statements for fiscal 2010.

Committee Members:	Lawrence J. LeGrand, Chairman
	Thomas A. Corcoran
	John G. Helmkamp, Jr.

VOTING SECURITIES AND OWNERSHIP THEREOF BY MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

Set forth below is information, as of September 18, 2009, concerning all persons known to the Company to be beneficial owners of more than 5% of the Common Stock outstanding on the Record Date, and beneficial ownership of Common Stock by each Director and nominee for Director of the Company, each named executive officer of the Company and all executive officers and directors as a group (unless otherwise indicated, such ownership represents sole voting and sole investment power).

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Percent of Class (2)
Directors and Executive Officers:		
Randy L. Buschling	219,312 - (3) (4) (5)	1.3%
Robert G. Clark	8,385	*
Thomas A. Corcoran	1,500	*
John G. Helmkamp, Jr.	365,196 - (6)	2.2%
Teresa K. Huber	64,829 - (3) (4) (5)	*
Craig E. LaBarge	1,534,246 - (3) (4) (5) (7)	9.4%
Lawrence J. LeGrand	1,218,485- (8) (9)	7.5%
Donald H. Nonnenkamp	204,146 - (3) (4) (5)	1.3%
John R. Parmley	120,602 - (3) (4) (5)	*
Jack E. Thomas, Jr.	3,685	*
All executive officers and directors as a group (11 persons)	3,747,325 - (4)	22.9%
5% Stockholders:		
Sanfurd G. Bluestein, M.D. 2150 Ocean Blvd., Apt. 4N Boca Raton, FL 33431	1,378,689 - (11)	8.5%
Joanne V. Lockard c/o Plancorp, Inc. 540 Maryville Centre Drive Suite 105 St. Louis, MO 63141	1,217,835 - (9) (10)	7.5%
Leo V. Garvin, Jr. c/o Plancorp, Inc. 540 Maryville Centre Drive Suite 105 St. Louis, MO 63141	1,208,485- (9)	7.4%
Wentworth Hauser & Violich, Inc. 301 Battery Street Suite 400 San Francisco, CA 94111	1,073,200 - (12)	6.6%

   *   Less than 1%.

(1)   The address of each executive officer and Director is c/o LaBarge, Inc., 9900 Clayton Road, St. Louis, Missouri 63124.

(2)   Percent of class is calculated on the basis of 15,958,839 Common Shares outstanding on September 18, 2009.

(3)   Includes the following number of shares awarded under the 2004 Long Term Incentive Plan that are restricted until June 27, 2010: Mr. Buschling, 34,615; Ms. Huber, 10,385; Mr. LaBarge, 51,923; Mr. Nonnenkamp, 23,077; and Mr. Parmley, 11,538.

(4)   Includes options exercisable within 60 days for the following number of shares under the 1995 Incentive

Stock Option Plan and the 1999 Non-Qualified Stock Option Plan: Mr. Buschling – 20,000; Ms. Huber – 15,000; Mr. LaBarge – 220,452; Mr. Nonnenkamp – 68,600; Mr. Parmley – 24,500. All executive officers and Directors as a group – 348,552 shares.

(5)   Includes the following number of shares held in employee contribution accounts, Company unrestricted match accounts and Company restricted match accounts, respectively, of the Company's 401(k) Benefit Plan: Mr. Buschling -0-, 6,683 and -0-; Ms. Huber: -0-, 1,614 and -0-; Mr. LaBarge: 105,019, 126,835 and -0-; Mr. Nonnenkamp: -0-, 5,788 and -0-; and Mr. Parmley: -0-, 6,670 and -0-. The named persons have sole voting power with respect to all shares held in their accounts, and have sole dispositive power with respect to the shares held in their Company unrestricted match accounts. Except as noted below, the named persons have no dispositive power with respect to shares held in their Company restricted match accounts. In addition, Messrs. LaBarge and Nonnenkamp as administrators of the Company 401(k) Benefit Plan have shared dispositive power and no voting power (except for shares in their own accounts) as to 3,493 shares held in the Company restricted match accounts. Messrs. LaBarge and Nonnenkamp disclaim beneficial ownership of all shares held in the Company restricted match accounts of employees other than themselves.

(6)   Includes 2,600 shares held by Mr. Helmkamp's spouse in her name, 3,911 shares in her IRA and 22,000 shares held in a trust, of which she acts as trustee. Also includes 45,300 shares held in three trusts for the benefit of Mr. Helmkamp's children and 43,500 shares held in a charitable remainder trust. Mr. Helmkamp is trustee of the aforesaid trusts. Mr. Helmkamp disclaims beneficial ownership of all these shares.

(7)   Includes 74,548 shares held by Mr. LaBarge's spouse in her name, 34,000 shares held in her IRA and 14,702 shares as custodian for their two children. Mr. LaBarge disclaims beneficial ownership of these shares. Also includes 18,172 shares held by a trust for two children of Mr. LaBarge and 5,334 shares held in trust for a niece of Mr. LaBarge. Mr. LaBarge is a co-trustee of the trusts and disclaims beneficial ownership. Also includes 878,870 shares owned in Mr. LaBarge's individual capacity and 20,000 shares held in his IRA. Also includes 212,752 shares held in a generation-skipping trust for the benefit of Mr. LaBarge's two children, of which Mr. LaBarge disclaims beneficial ownership.

(8)   Includes 5,000 shares held in Mr. LeGrand's individual capacity and 5,000 shares held by Mr. LeGrand's spouse.

(9)   Includes 520,000 shares of Common Stock held by the Pierre L. LaBarge Pledge Trust for which Ms. Lockard and Messrs. Garvin and LeGrand, as personal representatives of Pierre L. LaBarge's estate, each has shared voting and shared dispositive power. Includes: (a) 107,079 shares of Common Stock held by the Pierre L. LaBarge Generation-Skipping Trust; (b) 126,090 shares of Common Stock held by the Craig E. LaBarge Generation-Skipping Trust; (c) 107,079 shares of Common Stock held by the Mark LaBarge Generation-Skipping Trust; (d) 107,079 shares of Common Stock held by the Jon L. LaBarge Generation-Skipping Trust; (e) 107,079 shares of Common Stock held by the Denise M. LaBarge Generation-Skipping Trust; and (f) 107,079 shares of Common Stock held by the Marie A. LaBarge Miller Generation-Skipping Trust. Ms. Lockard and Messrs. Garvin and LeGrand serve as co-trustees for each of these trusts. Each of the co-trustees has shared voting and shared dispositive power.

(10)   Includes 1,906 shares owned jointly with Ms. Lockard's spouse as to whom she has shared voting and dispositive power and 7,444 shares held in her IRA as to which she has sole voting power.

(11)   Based on information submitted on Form 13G/A filed on February 9, 2009. The shares of Common Stock include (a) 670,052 shares owned directly by Mr. Bluestein, over which Mr. Bluestein has sole voting and investment control, (b) 116,148 shares held by Oppenheimer & Co. Inc., custodian for Sanfurd G. Bluestein IRA, over which Mr. Bluestein has sole voting and investment control, (c) 22,000 shares, over which Mr. Bluestein has sole voting and investment control, which such shares have been pledged to The Rudolf Steiner Foundation, Inc. (the "Foundation") pursuant to a certain Guaranty delivered by Mr. Bluestein to the Foundation to secure a loan from the Foundation to IceStone, LLC, a New York limited liability company which is partially owned by Mr. Bluestein, and (d) shares held in the accounts of the persons named below, over which Mr. Bluestein shares voting and investment control pursuant to third-party trading authorizations: (i) Bluestein Family Partnership, LP, a limited partnership organized under the laws of the state of New Jersey, which held 163,000 shares of Common Stock as of December 31, 2008 (the "Disclosure Date); (ii) Bluestein Family Foundation Inc., a private foundation of which Mr. Bluestein is the manager, which held 151,800 shares of Common Stock as of the Disclosure Date; (iii) Joel Bluestein, Mr. Bluestein's son, who held 131,889 shares of Common Stock as of the Disclosure Date; (iv) Doris Hasnas, Mr. Bluestein's sister, who held 10,800 shares of Common Stock as of the Disclosure Date; (v) JB Trusts,

LLC, a Delaware limited liability company owned by two trusts for the benefit of Mr. Bluestein's granddaughter, which held 55,000 shares of Common Stock as of the Disclosure Date; and (vi) JR Trusts, LLC, a Delaware limited liability company owned by two trusts for the benefit of Mr. Bluestein's granddaughter, which held 58,000 shares of Common Stock as of the Disclosure Date.

(12)   Based on information submitted on Form 13G/A filed on February 17, 2009.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires that the Company's directors, executive officers and beneficial owners of more than 10% of the Company's outstanding shares of Common Stock file reports on Forms 3, 4 and 5 with the SEC and the NYSE Amex to report their beneficial holdings of the Company's shares and changes thereto.

Based solely on its review of copies of such forms received by it and written representations from certain reporting persons that no Forms 5 were required to be filed by those persons, the Company believes that during fiscal 2009, all filing requirements were timely complied with.

OTHER MATTERS

STOCKHOLDER PROPOSALS FOR NEXT YEAR

Any Stockholder proposal to be considered for inclusion in the Proxy Statement for the next Annual Meeting, which is expected to be held in November 2010, must be received by the Company in writing at its principal office at the address listed on page 1 hereof no later than June 11, 2010. The deadline for written notice of a proposal for which the Stockholder will conduct his or her own solicitation is August 27, 2010.

SEC FORM 10-K

Stockholders may obtain a copy of the Company's Annual Report on Form 10-K for the fiscal year ended June 28, 2009 without charge by writing to the Corporate Secretary at the address listed on page 1, or by visiting the Company's Web site at *www.labarge.com.*

CODE OF ETHICS

The Company has adopted a Policy on Business Conduct & Ethics applicable to its employees, including officers, and Directors. This Policy on Business Conduct & Ethics can be viewed on the Company's Web site at *www.labarge.com.* Any future amendments of the Policy on Business Conduct and Ethics will be promptly disclosed on the Company's Web site. The Company will disclose on its Web site any waiver from a provision of the Policy on Business Conduct & Ethics that applies to the Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and that relates to any element of the code of ethics definition enumerated in Item 406(b) of Regulation S-K.

OTHER MATTERS AND HOUSEHOLDING

As of the date of this Proxy Statement, the Board of Directors of the Company does not intend to present, nor has it been informed that other persons intend to present, any matters for action at the Annual Meeting, other than those specifically referred to herein. If, however, any other matters should properly come before the Annual Meeting, it is the intention of the persons named on the proxy card to vote the shares represented thereby in accordance with their judgment as to the best interest of the Company on such matters.

The Company and some banks, brokers and other nominee record holders may participate in the practice of householding proxy statements and annual reports. This means that only one copy of this proxy statement may have been sent to multiple shareholders in your household unless you provide us with contrary instructions. A separate copy of this proxy statement or the annual report will be delivered to you if you write to the Secretary at the address listed on page 1 or call (314) 997-0800.

By Order of the Board of Directors



Donald H. Nonnenkamp
Vice President, Chief Financial Officer and Secretary

St. Louis, Missouri
October 12, 2009

Hay General Industry Market

7-Eleven

A.H. Belo--Dallas Morning News

Abercrombie & Fitch

Accor North America

Ace Hardware

ACUITY

Advance Auto Parts

Aeropostale

AES

Aetna

AFC Enterprises

Agfa--Agfa Materials

Agrana

Agrium U.S.

Ahold USA--Stop & Shop Supermarket

Air Liquide America

Air Products

AK Steel

Akzo Nobel--Functional Chemicals

Alcan

Alex Lee

Alex Lee--Institution Food House

Alex Lee--Lowes Foods Stores

Alex Lee--Merchants Distributors

Alfa Mutual Insurance Company

Allete

Alliant Techsystems

Alliant Techsystems--Armament Systems

Alliant Techsystems--Launch Systems

Alliant Techsystems--Mission Systems

Alliant Techsystems--Space Systems

Almatis

Amcor Limited--Amcor PET Packaging

American Century Investments

Chiquita Brands International

Chrysler

CHS

CHS--Ag Business

CHS--Energy

CHS--Processing

Ciba Specialty Chemicals

CIGNA

City of Austin - Austin Energy

City of Philadelphia--Philadelphia Gas Works

CKE Restaurants

CKE Restaurants--Hardee's

Claim Jumper Restaurants

Clariant

CNH Global

Coach

Cognis

Colgate-Palmolive

Collective Brands

Collin County, TX

Columbia Insurance

Comcast Cable Communications

Compass Group NAD

CompSource Oklahoma

Constellation Brands--Constellation Wines US

Cooper Industries

Cooper Industries--B-Line

Cooper Industries--Bussmann

Cooper Industries--Cooper Tools

Cooper Industries--Lighting

Cooper Industries--Power Systems

Cooper Industries--Wiring Devices

Cosi

Cost Plus

Caesar Enterprises Restaurants

Illinois Tool Works

IMC Global

Independence Blue Cross

Ineos

Infineum USA

Ingersoll - Rand

Ingersoll - Rand--Security Technologies

Injured Workers Insurance Fund

Innophos

In-N-Out Burger

Institute of Nuclear Power Operations

International Copper Association

International Dairy Queen

International Flavors & Fragrances

International Meal Company Holdings Ltd - IMC Caribbean

Int'l Coffee and Tea

INVISTA

Iroquois Pipeline

Isuzu Motors--Isuzu Commercial Truck of America

Isuzu Motors--Isuzu North America

J. C. Penney

J.Crew

Jack in the Box

Jack in the Box--Jack in the Box

Jack in the Box--Qdoba Restaurant Group

Jacmar--Shakey's USA

Jamba

Japan Tobacco--JT International USA

Jewelers Mutual Insurance

Jewelry Television

Joe's Crab Shack

Johnson County Government

Joy Global

Perfetti Van Melle USA

Perkins Restaurant & Bakery

Perkins Restaurant & Bakery--Perkins

Pernod Ricard SA--Pernod Ricard USA

PETsMART

Philip Morris International

Philips International

Phillips-Van Heusen

Physicians Mutual Insurance

Pier 1 Imports

Pierce County, WA

Pilkington

Pioneer Hi-Bred International

PJM Interconnection

Port Authority of New York and New Jersey

Potbelly Sandwich Works

Powersouth

PPG Industries

PPG Industries--Chemicals

PPG Industries--Coatings & Resins

PPG Industries--Glass

Praxair

Premera Blue Cross

Premier

Presbyterian Healthcare Services

Principal Financial Group

Public Works Commission of Fayetteville, North Carolina

QVC

Raising Cane's Restaurants

Ranbaxy Pharmaceuticals

Real Mex Restaurants

Recreational Equipment

Red Robin Gourmet Burgers

Remy Cointreau USA

American Crystal Sugar	Costco Wholesale	Joy Global--Joy Mining Machinery	Restaurants Unlimited
American Eagle Outfitters	Coty	Kaiser Foundation Health Plan	Retail Ventures--DSW
American Enterprise Group	COUNTRY Insurance & Financial Services	Kaiser Foundation Health Plan--Colorado	RGA Reinsurance
American Family Insurance Group	COUNTRY Insurance & Financial Services--MiddleOak	Kaiser Foundation Health Plan--Georgia	Rhodia
American Honda Motor	Covance	Kaiser Foundation Health Plan--Hawaii	Rock Bottom Restaurants
American Institute of Graphic Arts (AIGA)	Coventry Health Care	Kaiser Foundation Health Plan--Mid-Atlantic States	Rockwell Collins
American National Insurance	Cubist Pharmaceuticals	Kaiser Foundation Health Plan--Northern California	Roquette America
American National Property and Casualty	CUNA Mutual	Kaiser Foundation Health Plan--Northwest Region	Ross Stores
American Transmission	Curtiss-Wright	Kaiser Foundation Health Plan--Ohio	Ruby Tuesday
Americas Styrenics	Curtiss-Wright--Controls	Kaiser Foundation Health Plan--Southern California	Ruth's Chris Steak House
Amerigroup	Curtiss-Wright--Flow Control	Kansas City Life Insurance	SABIC Innovative Plastics US
AmeriHealth Mercy Family of Companies	Curtiss-Wright--Metal Improvement	Karl Storz--Karl Storz Endovision	SABMiller--Miller Brewing
Amsted Industries	CVS/Caremark	Karl Storz--Karl Storz Imaging	Sacramento Municipal Utilities District
Amsted Industries--Amsted Rail	Cytec Industries	Kellogg	Safe Auto Insurance
Amsted Industries--Baltimore Aircoil	D&B	Kenneth Cole Productions	Safeway
Amsted Industries--Burgess Norton	Dallas County	Kentucky Employers' Mutual Insurance Authority	SAIF
Amsted Industries--Consolidated Metco	Dallas Fort Worth International Airport	Kforce	Saint-Gobain--Abrasives
Amsted Industries--Diamond Chain	Darden Restaurants	Kinder Morgan	Saint-Gobain--Ceramics
Amsted Industries--Griffin Pipe	Darden Restaurants--Bahama Breeze	King Pharmaceuticals	Saint-Gobain--Certain Teed
Amsted Industries--Means Industries	Darden Restaurants--Olive Garden	Knowledge Learning	Saint-Gobain--Containers
Amway--Alticor	Darden Restaurants--Red Lobster	Kohl's	Saint-Gobain--Delegation
Anaheim Public Utilities	Dave & Buster's	Krispy Kreme Doughnuts	Saint-Gobain--Gypsum
Analytical Bio-Chemistry Laboratories	Deere	Krystal	Saint-Gobain--Technical Fabrics
Andersons	Deere--John Deere Credit	KV Pharmaceutical	Saint-Gobain--Vetrotex
Anheuser-Busch InBev--Anheuser-Busch	Del Monte Foods	L.L. Bean	Saks
Ann Taylor Stores	Delaware North	Lady Foot Locker Stores	Sanofi Pasteur
AnnTaylor Stores--AnnTaylor Factory	Delicato Family Vineyards	Lands' End	Sao Paulo Alpargatas
AnnTaylor Stores--AnnTaylor Loft	Delta Dental Plan of Colorado	Lanxess	Sasol North America
AnnTaylor Stores--AnnTaylor Stores	Denny's	LaRosa's	Sazerac
Aramark	Diageo North America	Laureate Education	SCF of Arizona
ArcelorMittal	Dick's Sporting Goods	Legal Sea Foods	Schlumberger
ArcelorMittal--Dofasco Tubular Products Mechanical	DineEquity	Lehigh Hanson	Schweitzer-Mauduit International
Arch Chemicals	DineEquity--Applebee's	LifeWay Christian Resources	Scottish Re (U.S.)
Arctic Slope Regional	DineEquity--IHOP	Lighthouse Energy Trading	Sears Holdings
Arctic Slope Regional--ASRC Energy Services	Dollar General	Limited Brands	Securian
Arctic Slope Regional--ASRC	Dollar Tree Stores	Limited Brands--Bath &	Segetis

Federal Holding

Arctic Slope Regional--Petro Star

Arkansas Blue Cross and Blue Shield

Arkema

Ashland

Ashland--Aqualon Functional Ingredients

Ashland--Ashland Distribution

Ashland--Consumer

Ashland--Hercules Water Technologies

Ashland--Performance Materials

Associated Materials

Assurant--Assurant Health

Atmos Energy

AutoZone

Avon Products

Axcan Pharma

Bacardi Limited--Bacardi USA

Baker Petrolite

Ball

Bal-Seal Engineering

Barilla Pasta US

Barry Callebaut USA

BASF

Bayer MaterialScience

Beacon Mutual Insurance

Behr Industries

Beiersdorf

Belden

Belden--Belden Americas

Belk

Benihana

Benihana--RA Sushi Bar Restaurant

Best Buy

Big Lots

Biomerieux

Blue Cross and Blue Shield of Florida

Dominion Resources

Dominion Resources--VA Power

Domino's Pizza

Donatos Pizzeria

Dow Chemical

Dow Chemical--Dow AgroSciences

Dow Corning

DPL

DSM Resins--DSM Chemicals

DSM Resins--Nutritional Products

DSM Resins--Services USA

Duke and King Acquisition

Duke and King Acquisition--bd's Mongolian Grill

Dunkin' Brands

Dunkin' Brands--Baskin-Robbins

Dunkin' Brands--Dunkin' Donuts

Duquesne Light

E & J Gallo Winery

E. I. du Pont de Nemours

Eagle Ottawa

Eastman Chemical

Easton Utilities

Eat'n Park Hospitality Group

Eaton

Eaton--Automotive Components

Eaton--Eaton Aerospace

Eaton--Eaton Electrical

Eaton--Fluid Power

Eaton--Truck Components

Edward Jones

El Pollo Loco

Electric Reliability Council of Texas

ElectriCities of North Carolina

Elliott

EmblemHealth

Body Works

Limited Brands--Henri Bendel

Limited Brands--Victoria's Secret Direct

Limited Brands--Victoria's Secret Stores

Limited Stores

LIMRA International

Liz Claiborne

Logan's Roadhouse

LOMA

Lonza

Lord & Taylor

L'Oreal USA

Louisiana Workers' Compensation

Lowe's

LSG Sky Chefs

Lubrizol

Lubrizol--Additives

Lubrizol--Advanced Materials

LVMH Moet Hennessy Louis Vuitton--Moet Hennessy USA

LyondellBasell Chemical

MacDermid

Macy's

Macy's--Bloomingdale's

Macy's--Macy's (Central)

Macy's--Macy's (East)

Macy's--Macy's (Florida)

Macy's--Macy's (West)

Macy's--Macys.com

Maidenform Brands

Main Street America Group

Maine Employers' Mutual Insurance

Marmon Group--Union Tank Car

Martin Resource Management

Matthews International

Mazda North American Operations

Mazzio's

Sentara Healthcare

Sepracor

Severstal--Severstal North America

Severstal--Severstal Wheeling

Shelter Insurance

Shiseido Cosmetics America

ShopKo Stores--ShopKo Stores

Sierra Southwest Co-Op Services

Sodexo--Sodexo

Solvay America

Solvay America--Solvay Advanced Polymers

Solvay America--Solvay Chemicals

Solvay America--Solvay Pharmaceuticals

Solvay America--Solvay Solexis

Sonic Automotive

Sonic Restaurants

Sonoco Products

South Jersey Industries

South Jersey Industries--Energy Solutions

South Jersey Industries--South Jersey Gas

Southern Company--Georgia Power

Southern Minnesota Municipal Power Agency

Southern Star Concrete

Southwest Gas

Southwest Power Pool

Specialty's Cafe

Sports Authority

Sprint Nextel

Stage Stores

Stage Stores--Peebles

Staples

Starbucks

Sterling Chemicals

Stiefel Laboratories

SUEZ Energy

Blue Cross and Blue Shield of Kansas

Blue Cross and Blue Shield of Kansas City, MO

Blue Cross and Blue Shield of Massachusetts

Blue Cross and Blue Shield of Minnesota

Blue Cross Blue Shield of Nebraska

Blue Cross Blue Shield of North Carolina

Blue Cross Blue Shield of South Carolina

Blue Cross Blue Shield of Tennessee

Blue Shield of California

Bob Evans Farms

Boddie-Noell Enterprises

Boddie-Noell Enterprises--Hardee's

Boddie-Noell Enterprises--Texas Steakhouse & Saloon

BoJangles' Restaurants

Bon-Ton Stores

Boston Market

Boston Medical Center HealthNet Plan

BPZ Energy

Brambles

BrickStreet Mutual Insurance

Bridgestone--Bridgestone Americas Holding

Brinker International

Brinker International--Chili's

Brinker International--Maggiano's

Brinker International--On the Border

Brown Shoe

Brown-Forman

Buca

Buckman Laboratories

Buffalo Wild Wings

Buffet Partners

Buffet Partners--Furr's Family Dining

Buffets

Bunge North America

Bupa

Burger King

Burlington Northern and Santa

EmblemHealth--ConnectiCare

Embraer

EMD Serono

Employers Mutual Casualty

Energy Future Holdings

Energy Future Holdings--TXU Energy

Erie Insurance

Evonik Degussa

Express

Fairplex

Fairway Investments

Fallon Community Health Plan

Family Dollar Stores

Famous Dave's of America

FBL Financial Group

Federal Reserve Bank of Dallas

Federal Reserve Bank of Philadelphia

FedEx--FedEx Express

FedEx--FedEx Office and Print Services

Ferrero USA

Ferring Pharmaceuticals

Fired Up

First Data

FM Global

FMC

Focused Health Solution

Foot Locker

Foot Locker--Foot Locker Stores

Foot Locker--Footlocker.com/Eastbay

Foresters

Fortune Brands--Beam Global Spirits & Wine

Fossil

Foster's Group--Foster's Wine Estates Americas

Friendly Ice Cream

Frisch's Restaurants

Galderma Laboratories

Gap

Mazzio's--Mazzio's Italian Eatery

McCormick & Company

McDonald's

MeadWestvaco

MeadWestvaco--Calmar

MeadWestvaco--Community Development & Land Management

MeadWestvaco--Consumer & Office Products

MeadWestvaco--Consumer Solutions

MeadWestvaco--Global Business Services

MeadWestvaco--Packaging Resource Group

MeadWestvaco--Specialty Chemicals

Medco Health Solutions

Medica Health Plans

Medical Mutual of Ohio

Meijer

Memphis Light, Gas & Water

Merz Pharmaceuticals

Metagenics

MetLife

Metso Minerals Industries

Michelin North America

Michelman

Mid-Carolina Electric Cooperative

Midland Cogeneration Venture

Midwest Reliability Organization

Millennium Inorganic Chemicals

Mirant

Missouri Employers' Mutual Insurance

Mitsubishi Polycrystalline Silicon America

Modine Manufacturing

Molson Coors Brewing

Montana State Fund

Moog

Morton's Restaurant Group

Mosaic

Multiplan

Munich American

SUEZ Energy--SUEZ Energy Generation North America

SUEZ Energy--SUEZ Energy LNG North America

SUEZ Energy--SUEZ Energy Marketing North America

Suez Energy--United Water

Summa Health System--SummaCare

Sunoco--Chemical Division

Swarovski (D.)--Swarovski North America

Symcor

Taco John's International

Target

Tarrant County

Tate & Lyle Americas

Tate & Lyle Americas--Custom Ingredients

Tate & Lyle Americas--Ingredients Americas

Tate & Lyle Americas--Tate & Lyle Sucralose

Texas Mutual Insurance

Texas Roadhouse

Thomas & King

Timberland

Tipp Enterprises--Novamex

TJX Companies

Tommy Hilfiger

Tomtom

Toshiba America Medical Systems

TOTAL S.A.–Total Petrochemicals USA

Tower Group

Toys R Us

Travis County Human Resources Management Department

Tredegar

Tredegar--Films

Tredegar--William L. Bonnell

Tronox

Trustmark Insurance

Tufts Associated Health Plans

Tween Brands

Tyco Electronics

Tyson Foods

Fe Railway		Reassurance	
Butterball	Gap--Banana Republic	MVP Health Care	Ulta Salon, Cosmetics & Fragrance
C&S Wholesale Grocers	Gap--Gap Direct	NACCO Materials Handling	Umicore
Cabela's	Gap--Gap International	NATCO Group	Union Pacific
Cabot	Gap--Gap Outlet	National Starch	United States Steel
Cadbury North America	Gap--Gap Stores	Neighborhood Health Plan	United Stationers
California Independent System Operator	Gap--Old Navy	Neiman Marcus Group	UnitedHealth Group
California State Compensation Insurance Fund	Geisinger Health System--Geisinger Health Plan	Nestle USA	Unitil
Capital Metropolitan Transportation Authority	Gemalto	New West Health Services	Universal Parks & Resorts
CareFirst Blue Cross Blue Shield	GenCorp	New York & Company	University of Dayton
Caribou Coffee	GenCorp--Aerojet	New York City Department of Education	University of Tennessee
Carlson Restaurants Worldwide	GEO Specialty Chemicals	New York Independent System Operator	Uno Restaurant Holding
Carlson Restaurants Worldwide--Pick Up Stix	Georgia Farm Bureau Federation	New York Power Authority	Valley Services
Carlson Restaurants Worldwide--TGI Friday's	Georgia Farm Bureau Federation--Mutual Insurance	New York State Insurance Fund	Valmont Industries
Carter's	Georgia Gulf	Newark InOne	Valmont Industries—Coatings
Carus Chemical	Gerdau AmeriSteel	NewMarket	Valmont Industries—International
Caterpillar	Glatfelter	NHP Foundation	Valmont Industries—Irrigation
Caterpillar--Solar Turbines	Global Aviation Holdings	Nissan North America	Valmont Industries—Utilities
CBC Restaurant	Global Cash Access	Nitto Denko America--Permacel Automotive	Voith--Voith Hydro
CBRL Group	Golden Corral	Noble Corporation	Vopak North America
CBRL Group--Cracker Barrel Old Country	Goodrich	Noranda Aluminum	Vorwerk - Jafra US
CEC Entertainment	Great Plains Energy--Kansas City Power & Light	Noranda Aluminum--Noranda Primary	Wackenhut Services
Celanese	Griffith Laboratories USA	Noranda Aluminum--Norandal	Wal-Mart Stores
Centene	Group Health Cooperative	Nordstrom	Wal-Mart Stores--Stores and Super Stores
CenterPoint Energy	Grupo Bimbo--Bimbo Bakeries USA	Northeast Utilities	Walt Disney--Walt Disney World Parks and Resorts
Central Bancompany	Guest Services	Northrop Grumman--Newport News	Warner Chilcott
Central Bancompany--Boone County National Bank	Gulfstream	NOVA Chemicals	Watson Pharmaceuticals
Central Bancompany--Central Bank	Gymboree	Noven Pharmaceuticals	WEA Insurance Trust
Central Bancompany--Central Bank Lake of the Ozarks	H.B. Fuller	Novo Nordisk	Wellmark Blue Cross Blue Shield
Central Bancompany--Central Mortgage Company	Hallmark Cards	NPC	WellPoint
Central Bancompany--Central Technology Services	Hard Rock Cafe	NuStar Energy	Wendy's / Arby's Group
Central Bancompany--Central Trust and Investment Company	Harris Teeter	Nycomed US	Wendy's / Arby's Group--Arby's
Central Bancompany--City Bank and Trust	Harvard Pilgrim Health Care	Occidental Petroleum--Occident Chemical	Wendy's / Arby's Group--Wendy's
Central Bancompany--Empire Bank	Health Care Service Corporation	Ocean Spray Cranberries	West Ed
Central Bancompany--First Central Bank	Health Net	O'Charley's	Western Union
Central Bancompany--First National Bank Audrain County	Health New England	O'Charley's--Ninety Nine Restaurant & Pub	Westlake Chemical
Central Bancompany--First	Health Partners	O'Charley's--O'Charley's	Whataburger

National Bank of St. Louis

Central Bancompany--Jefferson Bank of Missouri

Central Bancompany--Metcalf Bank

Central Bancompany--ONB Bank

Central Bancompany--Ozark Mountain Bank

Central Bancompany--Third National Bank

CGGVeritas

Champion Technologies

Champs Sports

Charming Shoppes

Checkers Drive-In Restaurants

Cheesecake Factory

Chemtura

Chemtura Corporation--Crop Protection

Cheniere Energy

Chester County Intermediate Unit

Chevron--Chevron Phillips Chemical

Chicago Mercantile Exchange

Chico's FAS

Chico's FAS - Soma Intimates

Chico's FAS--Chico's

Chico's FAS--White House/Black Market

Children's Place

Chipotle Mexican Grill

HealthPartners

HealthSpring

Heineken USA

Helzberg Diamonds

Hershey Foods

Hexion Specialty Chemicals

Hillwood Development

Hilti--US

Home Depot

Honeywell--Specialty Materials

Hooters of America

Horizon Blue Cross Blue Shield of New Jersey

Hormel Foods

Hot Topic

Howden Buffalo

Huber (J.M.)

Huhtamaki

Hyundai--Hyundai Motor America

ICL Industrial Products

Idaho State Insurance Fund

Ilitch Holdings--Little Caesar Enterprises

Ilitch Holdings--Little

O'Charley's--Stoney River

Office Depot

OfficeMax

Ohio Bureau of Workers' Compensation

Old Dominion Electric Cooperative

Olin--Winchester

Orlando Utilities Commission

OSG Ship Holding Group

P.F. Chang's China Bistro

P.F. Chang's China Bistro--P.F. Chang's

P.F. Chang's China Bistro--Pei Wei

Pacific Gas and Electric

Panda Restaurant Group

Panera Bread

Pantry

Papa Gino's

Papa John's International

Patina Restaurant Group

Penn National Insurance

Penske Truck Leasing

Pepsi Bottling Group

White Castle System

Wienerberger--General Shale Brick

William Grant & Sons

Williams-Sonoma

Wills Group

Winchester Gardens

WireCo

Workers Compensation Fund

Workforce Safety Insurance

World Bank Group

Xtralis

Yum!--KFC

Yum!--Long John Silver's

Yum!--Pizza Hut

Yum!--Taco Bell

Zale

Zep

ZF Group--North American Operations